UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            HAEMONETICS CORPORATION
                            -----------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                  405024100
                                  ---------
                                (CUSIP Number)

                               Murray A. Indick
                           Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 16, 2003
                               ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 13


CUSIP NO. 405024100            SCHEDULE 13D                       Page 2 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,762,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,762,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,762,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 405024100            SCHEDULE 13D                       Page 3 of 13
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,762,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,762,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,762,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.4%*

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 405024100            SCHEDULE 13D                       Page 4 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.
                                                    (Formerly RCBA GP, L.L.C.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,762,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,762,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,762,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                       Page 5 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON+
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,762,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,762,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,762,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                       Page 6 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.
                                      (Formerly RCBA Strategic Partners, L.P.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,762,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   2,762,900**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,762,900**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       11.4%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                       Page 7 of 13

This Amendment No. 9 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 15, 2001, by Blum Capital Partners, L.P., a California limited partnership ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C. (formerly RCBA GP, L.L.C.), a Delaware limited liability company ("BLUM GP"); Blum Strategic Partners, L.P. (formerly RCBA Strategic Partners, L.P.), a Delaware limited partnership ("Blum Strategic"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of BLUM GP (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock, $0.01 par value (the "Common Stock") of Haemonetics Corporation, a Massachusetts corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 400 Wood Road, Braintree, MA 02184. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 8 to Schedule 13D, there have been changes to the executive officers and directors of BLUM L.P. and RCBA Inc.

The principal business office address of BLUM L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President &           Suite 400                          BLUM L.P.
Chairman              San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway    Managing Partner,
Managing Partner       Suite 400                          BLUM L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark   Managing Partner,
Managing Partner       Suite 400                          BLUM L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA       Partner,
Partner                Suite 400                          BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.       USA       Partner,
Partner                Suite 400                          BLUM L.P.
                       San Francisco, CA 94133


CUSIP NO. 405024100            SCHEDULE 13D                       Page 8 of 13

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jose S. Medeiros       909 Montgomery St.       Brazil    Partner,
Partner                Suite 400                          BLUM L.P.
                       San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             BLUM L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM L.P.

In February 2002, RCBA GP, L.L.C. and RCBA Strategic Partners, L.P. changed their names to Blum Strategic GP, L.L.C. and Blum Strategic Partners, L.P., respectively. The principal business of Blum GP is acting as general partner for Blum Strategic.

Since the filing of Amendment No. 8 to Schedule 13D, there have been changes to the members of BLUM GP.

The principal business office address of BLUM GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of BLUM GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133



CUSIP NO. 405024100            SCHEDULE 13D                       Page 9 of 13


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------


Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Member                 Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

 Kevin A. Richardson II 909 Montgomery St.       USA       Partner,
Member                 Suite 400                          BLUM L.P.
                       San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.        Brazil    Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.        USA       Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA 94133

Jeff A. Cozad         909 Montgomery St.        USA      Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            BLUM L.P.

Murray A. Indick      909 Montgomery St.        USA      Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            BLUM L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:


CUSIP NO. 405024100            SCHEDULE 13D                      Page 10 of 13

(a),(b) According to the Issuer's most recent Form 10-Q, there were 24,237,965 shares of Common Stock issued and outstanding as of December 28, 2002. Based on such information, after taking into account the transactions described in
Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 484,800 shares of Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 2.0% of the outstanding shares of the Common Stock; (ii) 1,228,500 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 5.1% of the outstanding shares of the Common Stock; and (iii) 811,700 shares of Common Stock that are legally owned by Carpenters Pension Trust for Southern California ("Carpenters"), 45,700 shares of Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC") and 192,200 shares of Common Stock that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund")(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Clients represent 4.3% of the outstanding shares of the Common Stock. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. Each of the Investment Advisory Clients has entered into an advisory agreement with Blum L.P., but none of the Investment Advisory Clients has any contract, arrangement or understanding with any other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each of the Investment Advisory Clients disclaims membership in a group with any Reporting Person or with any other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account. Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,762,900 shares of the Common Stock, which is 11.40% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP.

(c) During the last 60 days, the Reporting Persons sold the following shares of the Common Stock pursuant to Rule 144:


CUSIP NO. 405024100            SCHEDULE 13D                      Page 11 of 13


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       05-16-03     115,300    18.9799
which BLUM L.P. serves as the     05-20-03      20,900    18.3184
general partner and on behalf     05-21-03	24,700    18.2491
of an entity for which            05-22-03      18,500    18.1620
BLUM L.P. serves as investment
advisor



Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------

The Investment Advisory           05-16-03     249,300    18.9799
Clients for which BLUM L.P.       05-20-03      45,000    18.3184
serves as investment advisor      05-21-03	53,400    18.2491
					    05-22-03      40,400    18.1620


(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 405024100            SCHEDULE 13D                      Page 12 of 13

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel,             Partner, General Counsel,
    Counsel, and Secretary                and Secretary

BLUM STRATEGIC GP, L.L.C.
(Formerly RCBA GP, L.L.C.)


By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


BLUM STRATEGIC PARTNERS, L.P. (Formerly RCBA Strategic Partners, L.P.) By BLUM STRATEGIC GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact



CUSIP NO. 405024100            SCHEDULE 13D                      Page 13 of 13

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 27, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel,             Partner, General Counsel,
    Counsel, and Secretary                and Secretary


BLUM STRATEGIC GP, L.L.C.



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


BLUM STRATEGIC PARTNERS, L.P.
By  BLUM STRATEGIC GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact